Exhibit 99.1
Wix Reports Third Quarter 2024 Results
Strong performance of key product initiatives drove third consecutive quarter of bookings growth acceleration – now expect to exit 2024 with y/y bookings growth of 18%
•Continued meaningful growth acceleration with total bookings of $449.8 million in the quarter, up 16% y/y, driven by Studio momentum, AI benefits, robust commerce activity and healthy business fundamentals
•Strengthening tailwinds from key AI innovations – notably, tests demonstrate a 13% conversion uplift in recent Self Creator cohort from AI-powered user onboarding tool
•Total revenue grew to $444.7 million, up 13% y/y, driven by accelerating growth across both Self Creators and Partners
•FCF margin expanded ~170 bps sequentially to 29% in the third quarter, driven by bookings strength and continued operating leverage
•Raising full year bookings, revenue and FCF guidance
◦Expect to achieve 2H bookings growth of 17% y/y vs. 16% previously anticipated and exit the year at 18% y/y bookings growth at high end of guide
•Ample room for further growth acceleration and continued margin expansion in 2025

NEW YORK, November 20, 2024 -- Wix.com Ltd. (Nasdaq: WIX), the leading SaaS website builder platform1, today reported financial results for the third quarter of 2024. In addition, the Company provided its outlook for the fourth quarter and an updated outlook for full year 2024. Please visit the Wix Investor Relations website at https://investors.wix.com to view the Q3'24 Shareholder Update and other materials.
“The continued momentum and accomplishments achieved this year are a testament to our intense focus on best-in-class innovation,” said Avishai Abrahami, Wix Co-founder and CEO. “Our key growth initiatives are firing on all cylinders and increasingly contributing to growth. First, Studio continues to outperform. Bookings growth attributable to Studio subscriptions accelerated meaningfully q/q as a result of new purchase strength and robust renewal activity. 75% of bookings from new Partners came from Studio accounts, an increase from the previous quarter, as more and larger agencies choose Studio for their projects. Additionally, our AI onboarding process, which includes AI Website Builder, has enabled users to build the websites of their dreams more efficiently than ever before – resulting in a 13% uplift in conversion rate according to tests in the most recent Self Creator cohort. We are also beginning to see early benefits from our growing suite of AI business assistants, including better conversion and improved Care efficiency. While these results are impressive, I am most excited for the new products still on the horizon. These upcoming AI-powered innovations are expected to transform the way merchants manage their businesses, reimagine how our users interact with their customers and continue to enhance the content creation experience. Notably, these will be the first AI capabilities to be monetized directly as we believe they will drive immense value for our users.”
1    Based on number of active live sites as reported by competitors' figures, independent third-party data and internal data as of H1 2024.

“We delivered another quarter of accelerating top-line growth and FCF margin expansion, underpinned by focused execution of our key strategic initiatives,” added Lior Shemesh, CFO at Wix. “Bookings growth accelerated to 16% y/y in Q3, driven by Studio momentum, ramping benefits from our AI product suite, robust commerce activity and strong business fundamentals. Strong bookings coupled with a stable operating base resulted in FCF margin expanding sequentially to 29% of revenue. Propelled by the impressive performance year-to-date, we are increasing full year bookings, revenue and FCF outlook. We now expect 2H bookings growth to accelerate to 17% y/y compared to the 16% previously anticipated with y/y bookings growth of 18% exiting 2024, due primarily to growing contribution from our key product investments and strong cohort behavior. Even as we are well-positioned to achieve and surpass the Rule of 40 this year, we are not slowing down. We remain committed to making continued progress as I am confident there is still much opportunity for further growth acceleration and ample margin expansion in 2025 and beyond.”

Q3 2024 Financial Results
•Total revenue in the third quarter of 2024 was $444.7 million, up 13% y/y
◦Creative Subscriptions revenue in the third quarter of 2024 was $318.8 million, up 10% y/y
◦Creative Subscriptions ARR increased to $1.31 billion as of the end of the quarter, up 11% y/y
•Business Solutions revenue in the third quarter of 2024 was $125.8 million, up 22% y/y
◦Transaction revenue2 was $54.3 million, up 23% y/y
•Partners revenue3 in the third quarter of 2024 was $155.2 million, up 30% y/y
•Total bookings in the third quarter of 2024 were $449.8 million, up 16% y/y
◦Creative Subscriptions bookings in the third quarter of 2024 were $326.6 million, up 15% y/y
◦Business Solutions bookings in the third quarter of 2024 were $123.1 million, up 17% y/y
•Total gross margin on a GAAP basis in the third quarter of 2024 was 68%
◦Creative Subscriptions gross margin on a GAAP basis was 83%
◦Business Solutions gross margin on a GAAP basis was 29%
•Total non-GAAP gross margin in the third quarter of 2024 was 69%
◦Creative Subscriptions gross margin on a non-GAAP basis was 84%
◦Business Solutions gross margin on a non-GAAP basis was 31%
•GAAP net income in the third quarter of 2024 was $26.8 million, or $0.49 per basic share and $0.46 per diluted share
•Non-GAAP net income in the third quarter of 2024 was $89.3 million, or $1.62 per basic share and $1.50 per diluted share
•Net cash provided by operating activities for the third quarter of 2024 was $129.8 million, while capital expenditures totaled $2.1 million, leading to free cash flow of $127.8 million
•Total employee count at the end of Q3’24 was 5,308

2    Transaction revenue is a portion of Business Solutions revenue, and we define transaction revenue as all revenue generated through transaction facilitation, primarily from Wix Payments as well as Wix POS, shipping solutions and multi-channel commerce and gift card solutions.
3    Partners revenue is defined as revenue generated through agencies and freelancers that build sites or applications for other users (“Agencies”) as well as revenue generated through B2B partnerships, such as LegalZoom or Vistaprint (“Resellers”). We identify Agencies using multiple criteria, including but not limited to, the number of sites built, participation in the Wix Partner Program and/or the Wix Marketplace or Wix products used (incl. Wix Studio). Partners revenue includes revenue from both the Creative Subscriptions and Business Solutions businesses.
In Q1 2024, the definition was slightly revised to exclude revenue generated from agreements with enterprise users that by their nature are more suitable to be categorized under revenue generated by Self Creators. Such revision had an immaterial impact on prior period amounts.

Financial Outlook
We are increasing our full year bookings outlook to $1,822 - $1,832 million, or 14-15% y/y growth, compared to previous guidance of $1,802 - $1,822 million, or 13-14% y/y growth.
This high end of this updated outlook reflects the expectation that 2H bookings will accelerate to 17% y/y, compared to previous guidance of 16%, and y/y bookings growth to exit the year at 18%.
We are also updating our full year revenue outlook to $1,757 - $1,764 million, or 13% y/y, compared to $1,747 - $1,761 million previously.
We expect total revenue in Q4’24 of $457 - $464 million, or 13-15% y/y growth.
For the full year 2024, we now expect non-GAAP total gross margin of approximately 69%, slightly up from the 68-69% previously anticipated with non-GAAP Business Solutions gross margin still to exceed 30%. We also now expect non-GAAP operating expenses to be approximately 49% of revenue for the full year, down from approximately 50% previously.
As a result of our increased bookings expectation for the full year coupled with stable operating costs anticipated, we now expect to generate free cash flow, excluding headquarters costs, of $483 - $488 million, or 27-28% of revenue, in 2024, up from $460 - $470 million, or 26-27% of revenue.
The high end of our increased growth and profitability expectations would allow us to exceed the Rule of 40 this year, a full year ahead of our original plan presented to shareholders. Even with the earlier-than-expected achievement of this target, there is still room for further growth acceleration and ample margin expansion in our financial algorithm for 2025 and beyond.
The bookings acceleration in 2024, coupled with compounding tailwinds from Studio and AI as these new innovations continue to mature, are expected to translate into revenue growth acceleration in 2025. Additionally, we have the right employee base and overall cost structure currently in place to support a variety of growth scenarios and so, expect to maintain a stable operating cost trajectory even as growth accelerates next year. As a result, we continue to see room for meaningful FCF margin expansion going forward. The combination of these factors provide confidence in our ability to make progress over and above Rule of 40 as we continue to balance growth and profitability.

Conference Call and Webcast Information
Wix will host a conference call to discuss the results at 8:30 a.m. ET on Wednesday, November 20, 2024. To participate on the live call, analysts and investors should register and join at https://register.vevent.com/register/BId6c8de6013e944adbefcb241fb2d4027. A replay of the call will be available through November 20, 2025 via the registration link.
Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com.
About Wix.com Ltd.
Wix is the leading SaaS website builder platform4 to create, manage and grow a digital presence. Founded in 2006, Wix is a comprehensive platform providing users - self-creators, agencies, enterprises, and more - with industry-leading performance, security, AI capabilities and a reliable infrastructure. Offering a wide range of commerce and business solutions, advanced SEO and marketing tools, the platform enables users to take full ownership of their brand, their data and their relationships with their customers. With a focus on continuous innovation and delivery of new features and products, users can seamlessly build a powerful and high-end digital presence for themselves or their clients.
For more about Wix, please visit our Press Room
Media Relations Contact: PR@wix.com

4    Based on number of active live sites as reported by competitors' figures, independent third-party data and internal data as of H1 2024.

Non-GAAP Financial Measures and Key Operating Metrics
To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: bookings, cumulative cohort bookings, bookings on a constant currency basis, revenue on a constant currency basis, non-GAAP gross margin, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net income (loss) per share, free cash flow, free cash flow, as adjusted, free cash flow margins, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP financial expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or foreign exchange neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Bookings is a non-GAAP financial measure calculated by adding the change in deferred revenues and the change in unbilled contractual obligations for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by users as well as cash we collect from business solutions, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and the majority of the additional products and services (other than Google Workspace) are recognized as revenues upon receipt. Committed payments are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement. Bookings and Creative Subscriptions Bookings are also presented on a further non-GAAP basis by excluding, in each case, bookings associated with long term B2B partnership agreements. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, acquisition-related expenses and sales tax expense accrual and other G&A expenses (income). Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of debt discount and debt issuance costs and acquisition-related expenses and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude one-time cash restructuring charges and the capital expenditures and other expenses associated with the buildout of our new corporate headquarters. Free cash flow margins represent free cash flow divided by revenue. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP financial expense represents financial expense calculated in accordance with GAAP as adjusted for unrealized gains of equity investments, amortization of debt discount and debt issuance costs and non-operating foreign exchange expenses. Non-GAAP tax expense represents tax expense calculated in accordance with GAAP as adjusted for provisions for income tax effects related to non-GAAP adjustments.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.
For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow, as adjusted, cumulative cohort bookings, non-GAAP gross margin, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on our future financial results.
Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR) as a key operating metric. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) the total monthly revenue of all Creative Subscriptions in effect on the last day of the period, other than domain registrations; (ii) the average revenue per month from domain registrations multiplied by all registered domains in effect on the last day of the period; and (iii) monthly revenue from other partnership agreements including enterprise partners.
Forward-Looking Statements
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the quarterly and annual guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control.
Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and partners, and generate new premium subscriptions, in particular as we continuously adjust our marketing strategy and as the macro-economic environment continues to be turbulent; our expectation that we will be able to increase the average revenue we derive per premium subscription, including through our partners; our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions and our Wix Studio product; our expectations regarding our ability to develop relevant and required products using artificial intelligence (“AI”), the regulatory environment impacting AI and AI-related activities, including privacy and intellectual property, and potential competitive impacts from AI tools; our assumption that historical user behavior can be extrapolated to predict future user behavior, in particular during turbulent macro-economic environments; our prediction of the future revenues and/or bookings generated by our user cohorts and our ability to maintain and increase such revenue growth, as well as our ability to generate and maintain elevated levels of free cash flow and profitability;

our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to improve our user support function through our Customer Care team, and continue attracting registered users and partners, and increase user retention, user engagement and sales; our ability to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectation regarding the impact of fluctuations in foreign currency exchange rates, interest rates, potential illiquidity of banking systems, and other recessionary trends on our business; our expectations relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our repurchase program; our expectation that we will effectively manage our infrastructure; our expectation to comply with AI, privacy, and data protection laws and regulations as well as contractual privacy and data protection obligations; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, as well as our ability to achieve and maintain profitability; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of Israel-Hamas war and/or the Israel-Hezbollah hostilities and/or the Ukraine-Russia war and any escalations thereof and potential for wider regional instability and conflict; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; and our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners large enterprise-level users and to grow our activities, including through the adoption of our Wix Studio product, with these customer types as anticipated and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on March 22, 2024. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Revenues
Creative Subscriptions	$318,825	$290,634	$935,243	$855,853
Business Solutions	125,848	103,207	364,952	302,041
	444,673	393,841	1,300,195	1,157,894

Cost of Revenues
Creative Subscriptions	52,909	53,187	160,751	162,721
Business Solutions	89,119	75,856	260,248	223,694
	142,028	129,043	420,999	386,415

Gross Profit	302,645	264,798	879,196	771,479

Operating expenses:
Research and development	124,593	125,117	368,095	355,550
Selling and marketing	109,096	100,765	318,828	295,935
General and administrative	43,110	40,865	128,152	116,632
Impairment, restructuring and other costs	—	3,843	—	29,511
Total operating expenses	276,799	270,590	815,075	797,628
Operating income (loss)	25,846	(5,792)	64,121	(26,149)
Financial income, net	4,198	14,583	35,465	56,013
Other income	(191)	(474)	58	(299)
Income before taxes on income	29,853	8,317	99,644	29,565
Income tax expenses (benefit)	3,075	1,342	9,346	(618)
Net income	26,778	6,975	90,298	30,183
Basic net income per share	$0.49	$0.12	$1.63	$0.53
Basic weighted-average shares used to compute net income per share	55,099,939	56,837,917	55,509,920	56,666,881

Diluted net income per share	$0.46	$0.12	$1.55	$0.52
Diluted weighted-average shares used to compute net income per share	58,166,801	58,497,072	58,294,313	58,289,105

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period ended
	September 30,	December 31,
	2024	2023
Assets	(unaudited)	(audited)
Current Assets:
Cash and cash equivalents	$439,434	$609,622
Short-term deposits	176,214	212,709
Restricted deposits	2,279	2,125
Marketable securities	345,538	140,563
Trade receivables	50,224	57,394
Prepaid expenses and other current assets	55,864	47,792
Total current assets	1,069,553	1,070,205

Long-Term Assets:
Prepaid expenses and other long-term assets	29,221	34,296
Property and equipment, net	132,627	136,928
Marketable securities	6,168	64,806
Intangible assets, net	23,601	28,010
Goodwill	49,329	49,329
Operating lease right-of-use assets	403,981	420,562
Total long-term assets	644,927	733,931

Total assets	$1,714,480	$1,804,136

Liabilities and Shareholders' Deficiency
Current Liabilities:
Trade payables	$30,891	$38,305
Employees and payroll accruals	75,600	56,581
Deferred revenues	656,671	592,608
Current portion of convertible notes, net	572,087	—
Accrued expenses and other current liabilities	74,021	76,556
Operating lease liabilities	31,287	24,981
Total current liabilities	1,440,557	789,031
Long Term Liabilities:
Long-term deferred revenues	92,162	83,384
Long-term deferred tax liability	1,435	7,167
Convertible notes, net	—	569,714
Other long-term liabilities	11,264	7,699
Long-term operating lease liabilities	368,369	401,626
Total long-term liabilities	473,230	1,069,590

Total liabilities	1,913,787	1,858,621

Shareholders' Deficiency
Ordinary shares	105	110
Additional paid-in capital	1,772,023	1,539,952
Treasury Stock	(1,025,167)	(558,875)
Accumulated other comprehensive loss	3,298	4,192
Accumulated deficit	(949,566)	(1,039,864)
Total shareholders' deficiency	(199,307)	(54,485)

Total liabilities and shareholders' deficiency	$1,714,480	$1,804,136

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net income	$26,778	$6,975	$90,298	$30,183
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	6,099	4,348	18,968	13,767
Amortization	1,461	1,489	4,409	4,466
Share based compensation expenses	60,892	58,249	178,920	166,430
Amortization of debt discount and debt issuance costs	792	787	2,373	3,405
Changes in accrued interest and exchange rate on short term and long term deposits	(283)	(1,937)	1,487	(1,829)
Non-cash impairment, restructuring and other costs	—	1,968	—	23,132
Amortization of premium and discount and accrued interest on marketable securities, net	(10,077)	(563)	(5,543)	4,109
Remeasurement loss (gain) on Marketable equity	—	2,400	(3,367)	(20,312)
Changes in deferred income taxes, net	30	3,713	(5,189)	(6,749)
Changes in operating lease right-of-use assets	9,585	8,905	19,895	20,057
Changes in operating lease liabilities	(18,753)	(13,705)	(30,265)	(48,034)
Loss on foreign exchange, net	(716)	—	1,435	—
Decrease (increase) in trade receivables	5,560	(1,332)	7,170	(12,514)
Decrease (increase) in prepaid expenses and other current and long-term assets	27,484	(6,402)	(13,279)	(9,260)
Increase (decrease) in trade payables	12,189	(14,604)	(4,436)	(67,575)
Increase (decrease) in employees and payroll accruals	7,758	6,749	19,019	(21,225)
Increase in short term and long term deferred revenues	6,096	387	72,841	73,405
Increase (decrease) in accrued expenses and other current liabilities	(5,081)	6,717	8,943	6,410
Net cash provided by operating activities	129,814	64,144	363,679	157,866
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	178,661	70,040	179,646	493,741
Investment in short-term deposits and restricted deposits	(114,619)	(134,732)	(144,792)	(198,192)
Investment in marketable securities	(75,664)	(4,125)	(267,209)	(4,125)
Proceeds from marketable securities	19,021	42,901	110,176	217,270
Purchase of property and equipment and lease prepayment	(1,665)	(18,690)	(16,251)	(53,439)
Capitalization of internal use of software	(388)	(686)	(1,122)	(2,620)
Investment in other assets	—	—	—	(111)
Proceeds from investment in other assets	—	—	550	—
Proceeds from sale of equity securities	—	—	22,148	49,468
Purchases of investments in privately held companies	(1,150)	(27)	(2,160)	(7,527)
Net cash provided by investing activities	4,196	(45,319)	(119,014)	494,465
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	28,641	17,931	52,884	38,762
Purchase of treasury stock	—	—	(466,302)	(68,319)
Repayment of convertible notes	—	—	—	(362,667)
Net cash provided by (used in) financing activities	28,641	17,931	(413,418)	(392,224)
Effect of exchange rates on cash, cash equivalent and restricted cash	716	—	(1,435)	—
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	163,367	36,756	(170,188)	260,107
CASH AND CASH EQUIVALENTS—Beginning of period	276,067	468,037	609,622	244,686
CASH AND CASH EQUIVALENTS—End of period	$439,434	$504,793	$439,434	$504,793

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Creative Subscriptions	318,825	290,634	935,243	855,853
Business Solutions	125,848	103,207	364,952	302,041
Total Revenues	$444,673	$393,841	$1,300,195	$1,157,894

Creative Subscriptions	326,638	283,917	990,242	891,275
Business Solutions	123,142	105,178	375,218	311,224
Total Bookings	$449,780	$389,095	$1,365,460	$1,202,499

Free Cash Flow	$127,761	$44,768	$346,306	$101,807
Free Cash Flow excluding HQ build out and restructuring costs	$127,761	$62,811	$356,631	$155,933
Creative Subscriptions ARR	$1,308,022	$1,181,629	$1,308,022	$1,181,629

Wix.com Ltd.
RECONCILIATION OF REVENUES TO BOOKINGS
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Revenues	$444,673	$393,841	$1,300,195	$1,157,894
Change in deferred revenues	6,096	387	72,841	73,405
Change in unbilled contractual obligations	(989)	(5,133)	(7,576)	(28,800)
Bookings	$449,780	$389,095	$1,365,460	$1,202,499

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Creative Subscriptions Revenues	$318,825	$290,634	$935,243	$855,853
Change in deferred revenues	8,802	(1,584)	62,575	64,222
Change in unbilled contractual obligations	(989)	(5,133)	(7,576)	(28,800)
Creative Subscriptions Bookings	$326,638	$283,917	$990,242	$891,275

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Business Solutions Revenues	$125,848	$103,207	$364,952	$302,041
Change in deferred revenues	(2,706)	1,971	10,266	9,183
Business Solutions Bookings	$123,142	$105,178	$375,218	$311,224

Wix.com Ltd.
RECONCILIATION OF COHORT BOOKINGS
(In millions)

	Nine Months Ended
	September 30,
	2024	2023
	(unaudited)
Q1 Cohort revenues	$33	$30
Q1 Change in deferred revenues	18	21
Q1 Cohort Bookings	$51	$51

Wix.com Ltd.
RECONCILIATION OF REVENUES AND BOOKINGS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	September 30,
	2024	2023
	(unaudited)
Revenues	$444,673	$393,841
FX impact on Q3/24 using Y/Y rates	793	—
Revenues excluding FX impact	$445,466	$393,841

Y/Y growth	13%

	Three Months Ended
	September 30,
	2024	2023
	(unaudited)
Bookings	$449,780	$389,095
FX impact on Q3/24 using Y/Y rates	(144)	—
Bookings excluding FX impact	$449,636	$389,095

Y/Y growth	16%

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$3,574	$3,621	$10,680	$11,338
Research and development	32,258	30,428	94,142	87,500
Selling and marketing	9,441	10,835	29,130	30,045
General and administrative	15,619	13,365	44,968	37,547
Total share based compensation expenses	60,892	58,249	178,920	166,430
(2) Amortization	1,461	1,489	4,409	4,466
(3) Acquisition related expenses	—	23	6	463
(4) Amortization of debt discount and debt issuance costs	792	787	2,373	3,405
(5) Impairment, restructuring and other costs	—	3,843	—	29,511
(6) Sales tax accrual and other G&A expenses	225	146	583	611
(7) Unrealized gain on equity and other investments	—	2,400	(2,536)	(20,312)
(8) Non-operating foreign exchange income	(886)	(8,283)	(8,470)	(13,788)
(9) Provision for income tax effects related to non-GAAP adjustments	—	(552)	583	(6,705)
Total adjustments of GAAP to Non GAAP	$62,484	$58,102	$175,868	$164,081

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Gross Profit	$302,645	$264,798	$879,196	$771,479
Share based compensation expenses	3,574	3,621	10,680	11,338
Acquisition related expenses	—	17	—	224
Amortization	667	668	2,002	2,002
Non GAAP Gross Profit	306,886	269,104	891,878	785,043

Non GAAP Gross margin	69%	68%	69%	68%

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Gross Profit - Creative Subscriptions	$265,916	$237,447	$774,492	$693,132
Share based compensation expenses	2,562	2,673	7,750	8,386
Non GAAP Gross Profit - Creative Subscriptions	268,478	240,120	782,242	701,518

Non GAAP Gross margin - Creative Subscriptions	84%	83%	84%	82%

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Gross Profit - Business Solutions	$36,729	$27,351	$104,704	$78,347
Share based compensation expenses	1,012	948	2,930	2,952
Acquisition related expenses	—	17	—	224
Amortization	667	668	2,002	2,002
Non GAAP Gross Profit - Business Solutions	38,408	28,984	109,636	83,525

Non GAAP Gross margin - Business Solutions	31%	28%	30%	28%

Wix.com Ltd.
RECONCILIATION OF OPERATING INCOME (LOSS) TO NON-GAAP OPERATING INCOME
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Operating income (loss)	$25,846	$(5,792)	$64,121	$(26,149)
Adjustments:
Share based compensation expenses	60,892	58,249	178,920	166,430
Amortization	1,461	1,489	4,409	4,466
Impairment, restructuring and other charges	—	3,843	—	29,511
Sales tax accrual and other G&A expenses	225	146	583	611
Acquisition related expenses	—	23	6	463
Total adjustments	$62,578	$63,750	$183,918	$201,481

Non GAAP operating income	$88,424	$57,958	$248,039	$175,332

Non GAAP operating margin	20%	15%	19%	15%

Wix.com Ltd.
RECONCILIATION OF NET INCOME TO NON-GAAP NET INCOME AND NON-GAAP NET INCOME PER SHARE
(In thousands, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Net income	$26,778	$6,975	$90,298	$30,183
Share based compensation expenses and other Non GAAP adjustments	62,484	58,102	175,868	164,081
Non-GAAP net income	$89,262	$65,077	$266,166	$194,264

Basic Non GAAP net income per share	1.62	$1.14	$4.79	$3.43
Weighted average shares used in computing basic Non GAAP net income per share	55,099,939	56,837,917	55,509,920	56,666,881

Diluted Non GAAP net income per share	1.50	$1.10	$4.46	$3.22
Weighted average shares used in computing diluted Non GAAP net income per share	59,593,549	59,923,820	59,721,061	61,411,030

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Net cash provided by operating activities	$129,814	$64,144	$363,679	$157,866
Capital expenditures, net	(2,053)	(19,376)	(17,373)	(56,059)
Free Cash Flow	$127,761	$44,768	$346,306	$101,807

Restructuring and other costs	—	—	—	4,504
Capex related to HQ build out	—	18,043	10,325	49,622
Free Cash Flow excluding HQ build out and restructuring costs	$127,761	$62,811	$356,631	$155,933